WENDY E. MILLER, ESQ.

March 1, 2005

To:	Joshua Englard
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Planning Force, Inc.
Form SB-2 filed December 23, 2004
File No.: 333-121598

Dear Mr. Englard:

The following are the Company's responses and revisions to its filing pursuant to your letter dated January 21, 2005:

Prospectus

Cover Page, page 2

1.    Please revise this page to remove any information not required by Item 501 of Regulation S-B or otherwise key to an investment decision.  For example, you can safely delete sentences three through six, as they do not include information key to an investment decision.

Information not required by Item 501 of Regulation S-B has been removed from this section of the amended registration statement.

2.    We note your statement that the company is "attempting to register an aggregate of 460,000 shares of our common stock."  Please revise this statement to indicate that the company is registering these shares.

The registration statement has been amended, accordingly.

3.    Please remove the information in parentheses relating to Item 7 and selling shareholders.

This information has been removed from the amended registration statement.

4.    Please note that you have repeated your disclosure that “[p]rior to this offering, there has been no public market for Planning Force, Inc.'s common stock."  Please delete accordingly.

The duplicate disclosure has been removed from the amended registration statement.

5.    Confirm to us that the prospectus will not be used before the effective date of the registration statement.  If the prospectus will be used before the effective date, please provide the disclosure required by Item 501(a)(10) of Regulation S-B.

The following sentence has been added to the cover page of the prospectus: “Planning Force does not plan to use this offering prospectus before the effective date."

1924 Ivy Point Lane,  Las Vegas, NV 89134

Telephone: (702) 265-5680  ♦  Facsimile: (702) 242-6617

Table of Contents, page 3

6.    We note that your table of contents is missing some of the items in your prospectus.  Please revise.

The table of contents has been amended, accordingly.

Summary Information and Risk Factors, page 4

The Company, page 4

7.    We note that you plan to specialize in event planning for corporations and in particular retreat training services and product launch event planning.  Please expand your disclosure regarding your company and proposed business operations.  The risks you present in Risk Factors are difficult to understand without a basic idea of what you do.  You must carefully consider and identify those aspects of your business and the offerings that are the most significant and highlight these points in clear, plain language.  See Item 503 Regulation S-B.

The registration statement has been amended to incorporate additional disclosure regarding the Company's proposed operations.

Planning Force, Inc. ("PFI" or the "Company") was incorporated in the State of Nevada on August 31, 2004.  PFI is a development stage company that plans to specialize in event planning for corporations.  The Company will offer two types of services: retreat training services and product launch event planning.  Planning for corporate events and leadership training is much more than merely making travel arrangements for the participants.  We plan to offer a full range of services, including travel and meeting logistics, as well as facilitating and managing the planning and logistics for an entire event or retreat.  We plan to offer client-specific event packages that encompass budget planning, event conceptualization, as well as venue, vendor and travel selection and scheduling.

In order to offer a range of services to accommodate clients' needs, we plan to establish affiliate relationships with various vendors.  We currently have three existing affiliate relationships, all of which are listed on our website, www.planningforce.net: The Black Horse Inn, The Total Life Planning Institute and Castle Creek Inn.

8.    Please disclose the following in this section:

o

your net losses since inception and the fact that you have no significant assets;

o

when you expect to begin generating revenues;

o

you currently have one individual working part-time for the company; and

o

whether you need to raise a set amount of money in the next 12 months to continue in business.  If so, please quantify that amount.

Disclosure has been added to this section of the amended registration statement on page 4:

Since our inception on August 31, 2004 to September 30, 2004, we have not generated any revenues and have incurred a net loss of $3,226.  It is hoped that we will begin to generate revenues within the next six to 12 months, of which there can be no guarantee.  We believe that the $23,000 in funds received from a recent private placement are sufficient to carry us through the next at least 12 months.  However, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in the registration statement, of which this prospectus is a part.

We currently have one officer and director, who also acts as our sole employee.  This individual works for us on a part-time basis.

9.    Please discuss the extent of your limited start-up operations and when you expect to begin principal operations.

The registration statement has been amended to expand the disclosure:

We are a development stage company that has not commenced our planned principal operations and has no significant assets.  Our operations to date have been devoted primarily to startup and development activities, which include the following:

1.

Formation of the Company;

2.

Obtaining capital through sales of our common stock;

3.

Establishing our presence on the Internet at www.planningforce.net; and

4.

Entering into affiliate relationships with vendors.

Since our inception on August 31, 2004 to September 30, 2004, we have not generated any revenues and have incurred a net loss of $3,226.  It is hoped that we will begin to generate revenues within the next six to 12 months, of which there can be no guarantee.  We believe that the $23,000 in funds received from a recent private placement are sufficient to carry us through the next at least 12 months.  However, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in the registration statement, of which this prospectus is a part.

The Offering, page 4

10.    Disclose that the number of shares being registered represents ___% of your shares outstanding.

The registration statement has been amended, as follows:

The offering consists entirely of shares offered by the selling stockholders.  We are offering no shares.  The selling stockholders are offering 460,000 shares, or 4.40%, of our issued and outstanding common stock as soon as practicable after this Registration Statement becomes effective.

11.    If true, disclose that the offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value.

The registration statement has been amended, as follows:

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value.  The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Risk Factors, page 6

12.    Consider including a risk factor that highlights the fact that you will incur costs and expenses due to SEC reporting and compliance.

The following risk factor has been added on page 8 of the amended registration statement:

THE COSTS AND EXPENSES OF SEC REPORTING AND COMPLIANCE MAY INHIBIT OUR OPERATIONS.

After the effectiveness of this registration statement, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.  The costs of complying with such requirements may be substantial.  In the event we are unable to establish a base of operations that generates sufficient cash flows or cannot obtain additional equity or debt financing, the costs of maintaining our status as a reporting entity may inhibit out ability to continue our operations.

13.    Add as one of your first risk factors that your company consists of only one individual working on a part-time basis.  In this regard, discuss how Ms. Morin will have to develop the company's fledgling business and manage the reporting requirements of a public company while only working part-time.  Highlight Ms. Morin's lack of public company experience, including no experience as a principal accounting or principal financial officer of a public (or private) company.

The following risk factor disclosure has been added to the amended registration statement on page 6:

OUR SOLE OFFICER AND DIRECTOR WORKS FOR US ON A PART-TIME BASIS AND HAS NO EXPERIENCE IN MANAGING A PUBLIC COMPANY.  AS A RESULT, WE MAY BE UNABLE TO DEVELOP OUR BUSINESS AND MANAGE OUR PUBLIC REPORTING REQUIREMENTS.

Our operations depend on the efforts of Julie Morin, our sole officer, director and employee.  Ms. Morin has no experience related to public company management or as a principal accounting or principal financial officer and works for us only on a part-time basis.  Because of this, Ms. Morin may be unable to develop our business and manage our public reporting requirements.  We cannot guarantee you that we will overcome any such obstacle.

Investors may lose their entire investment if PFI fails to commence its planned operations, page 6

14.    Revise the risk factor discussion to elaborate on the specific “risks, uncertainties, expenses and difficulties" that PFI may encounter as a result of being in the early stages of development.

The risk factor has been amended to read as follows:

PFI was formed in August 2004.  PFI has no demonstrable operations record, on which you can evaluate the business and its prospects.  PFI's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.  These risks include, without limitation, competition, the absence of an operating history, the need for additional working capital and the possible inability to adapt to various economic changes inherent in a market economy.  PFI cannot guarantee that it will be successful in accomplishing its objectives.  To date, we have not generated any revenues and may incur losses in the foreseeable future.

PFI may not be able to attain profitability without additional funding, page 6

15.    Please revise the caption to state that if you are unable to raise sufficient funds, you may be forced to go out of business.

The caption to the risk factor has been amended, as follows: “IF PFI IS UNABLE TO OBTAIN ADDITIONAL FUNDING, WE MAY BE FORCED TO GO OUT OF BUSINESS."

16.    Quantify the amount of cash you will need to raise to commence operations and/or avoid liquidation.

The Company is unable to quantify the amount of cash it will need to raise to avoid liquidation, as it believes its current resources are sufficient to commence and continue operations through the next approximately 12 months.  The risk factor disclosure has been amended to read as follows:

PFI has limited capital resources.  To date, we have funded our operations from the sale of equity securities and have not generated cash from our operations.  Although we believe we have enough capital to commence and continue our operations for the next approximately 12 months, unless we begin to generate sufficient revenues from our event planning business to finance operations as a going concern, PFI may experience liquidity and solvency problems.  Such liquidity and solvency problems may force PFI to go out of business if additional financing is not available.  We have no intention of liquidating.  In the event our cash resources are insufficient to continue operations, we intend to raise addition capital through offerings and sales of equity or debt securities.  In the event we are unable to raise sufficient funds, we will be forced to go out of business and will be forced to liquidate.  A possibility of such outcome presents a risk of complete loss of investment in our common stock.

PFI's independent auditors have qualified their report to express substantial doubt about the company's ability to continue as a going concern, page 6

17.    Please explain the significance of the auditor's going concern opinion.

As stated in the existing risk factor, “If PFI's business fails, the investors in this offering may face a complete loss of their investment."  The Company believes this statement is the summation of the significance of auditor's going concern opinion.

Because of competitive pressures from competitors with more resources, PFI may fail to implement its business model profitably, page 7

18.    Please revise this caption to clarify that the competition may also affect your ability to stay in business.

The caption has been revised as follows, “BECAUSE OF COMPETITIVE PRESSURES FROM COMPETITORS WITH MORE RESOURCES PFI MAY FAIL TO IMPLEMENT ITS BUSINESS MODEL PROFITABLY OR CONTINUE TO REMAIN IN BUSINESS."

19.    Please discuss in more specific terms your competitors, particularly in the geographic market where you intend to operate.

The registration statement has been amended to provide more specific details regarding the Company's competition.

PFI is entering a highly competitive market segment with relatively low barriers to entry.  There are numerous companies in the event planning and corporate retreat business, ranging from multi-national entities to firms serving a limited geographical region, which are difficult to identify.  On a broad scope, Event-Planner.com and CorporateEventPlanner.com are two significant competitors.  In the Northwest US region, we believe that Corporate Retreats and Expand Retreat are our direct competitors for corporate retreat hosting.

Purchasers in this offering will have limited control over decision-making..., page 7

20.    Revise the discussion to mention that the concentrated control may inhibit a change of control and may adversely affect the market price of your common stock, to the extent a market develops.

The risk factor has been amended to read as follows:

The directors and executive officers and their affiliates beneficially own approximately 95.6% of the outstanding common stock.  This concentration of ownership limits the power to exercise control by the minority shareholders that will have purchased their stock in this offering.  As a result, these stockholders could exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  In addition, the concentration of control may inhibit a change of control and may adversely affect the market price of our common stock, to the extent a market develops.

Conflicts of interest faced by top management of PFI may jeopardize the business continuity of PFI, page 7

21.    This risk factor appears to contain two risks; the company's reliance on Ms. Morin and the possible future conflicts of interest between Ms. Morin and the company.  Consequently, it appears that you should split this disclosure into two separate risk factors.

The risk factor has been divided as suggested.  The two resultant risk factors read as follows:

WE ARE DEPENDENT UPON OUR SOLE OFFICER AND DIRECTOR, THE LOSS OF WHOM MAY FORCE US OUT OF BUSINESS.

The operations of PFI depend substantially on the skills and experience of Julie Morin.  Without employment contracts, PFI may lose Ms. Morin to other pursuits without a sufficient warning and, consequently, go out of business.

CONFLICTS OF INTEREST FACED BY THE TOP MANAGEMENT OF PFI MAY JEOPARDIZE THE BUSINESS CONTINUITY OF PFI.

Ms. Morin may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, this individual may face a conflict in selecting between PFI and her other business interests.  PFI has not formulated a policy for the resolution of such conflicts.

Because Ms. Morin has no specific experience in the event planning business..., page 7

22.    Please revise to remove the mitigating language in this risk factor and instead expand the discussion of the “risks and challenges" presented by Ms. Morin's lack of experience in the event planning business.

The registration statement has been amended to read as follows:

Ms. Morin has no specific experience in the business of event planning.  Because of that, we may face additional unexpected risks and challenges.  Such risks and challenges include, without limitation, the potential inability to identify or foresee industry trends and consumer preferences, locate and cooperate with service providers or to create effective marketing and sales campaigns.  In light of Ms. Morin's lack of industry specific experience, we may face unexpected risks that could severely impact our business.

You may not be able to sell your shares in our company..., page7

You may not be able to sell your shares in our company..., page 7

The stock of PFI is a speculative investment..., page 8

23.    Please combine these three risk factors.  Also, we note that you plan to take steps to list your stock on an exchange.  Supplementally advise how you plan on satisfying the quantitative and qualitative listing criteria of a national stock exchange, such as the NYSE, or stock association, such as NASDAQ.  In the alternative, delete this reference and clarify what markets your stock is likely to trade on, such as the Pink Sheets or the OTC Bulletin Board.

The registration statement has been revised to combine the three risk factors identified as repetitive.  However, as the registrant has not approached any broker dealers with regard to assisting the company apply for listing on any exchange, reference to attaining listing has been removed from the risk factor.  The amended risk factor reads as follows:

YOU MAY NOT BE ABLE TO SELL YOUR SHARES IN OUR COMPANY BECAUSE THERE IS NO PUBLIC MARKET FOR OUR STOCK.

There is no public market for our common stock.  Our common stock is currently held amongst a small community of shareholders.  Therefore, the current and potential market for our common stock is limited.  Although we expect to undertake steps that would create a publicly traded market for our stock, the liquidity of our shares may be severely limited.  PFI cannot guarantee that a meaningful trading market will develop.

If the stock ever becomes tradable, the trading price of PFI's common stock could be subject to wide fluctuations in response to various events or factors, many of which are beyond PFI's control.  In addition, the stock market may experience extreme price and volume fluctuations, which, without a direct relationship to the operating performance, may affect the market price of PFI's stock.

Investors may have difficulty liquidating their investment..., page 8

24.    Delete your disclosure that the risk disclosure document is “prepared by the SEC".

The disclosure has been amended, as suggested.

Selling Security Holders, page 9

25.    We note your disclosure that none of the selling stockholders are affiliated with the company.  Please advise us whether there is any relation between Ms. Annette Morin-Cranshaw and Ms. Julie Morin, the company's sole employee, officer and director.  If so, revise this section to disclose the nature of the relationship.

The disclosure was incorrect and has been revised, as appropriate:

Annette Morin-Cranshaw is the sister-in-law of Julie Morin, the sole officer and director of Planning Force.  Other than Mrs. Morin-Cranshaw, none of the selling stockholders has been affiliated with Planning Force, Inc. in any capacity in the past three years.

Directors, Executive Officers, Promoters and Control Persons, page 11

26.    Disclose the authorized number of directors on your board of directors and whether you have any plans of adding additional directors to your board.

The following sentence has been added to the amended registration statement:

We are authorized to appoint not less than one, without limitation to the maximum amount of individuals, director to the Board of Directors.  We currently have no plans for adding any additional directors to our board.

Description of Business, page 14

27.    Disclose the geographic area in which you intend to operate.

The following sentence appears on page 13 of the original registration statement:

The primary market for PFI's services will be Spokane, Washington, because our headquarters is located in that State.

Industry Background and Competition, page 15

28.    Disclose the names of your major competitors, as well as their relative size and market share.

The registration statement has been amended to expand the disclosure in this section as follows:

The corporate event planning and training market segment is highly competitive and fragmented, with minimal barriers to entry.  There are numerous companies in the event planning and corporate retreat business, ranging from multi-national entities to firms serving a limited geographical region, which are difficult to identify.  On the Internet, Event-Planner.com and CorporateEventPlanner.com are two significant competitors.  These websites have a directory of service providers located throughout the United States.  In the State of Washington, we believe that Corporate Retreats and Expand Retreat are among our largest competitors for corporate retreat hosting.  Additionally, there are approximately 115 companies providing some form of event planning services.  Despite the volume of competition, our management believes that most competitors offer either a broad range of planning or training services, rarely both.  As a result, our focus will be to carve out a niche serving both markets.  We cannot assure you that we will be successful in doing so.

Reports to Security Holders, Page 16

29.    We note your disclosure regarding the Internet site maintained by the SEC for “issuers that file electronically".  Revise this disclosure to state that your SEC filings will be available on the SEC's Internet site.

The disclosure has been amended, as suggested, to read as follows, “Our SEC filings will be available on the SEC Internet site, located at http://www.sec.gov."

Management's Discussion and Plan of Operations, page 16

Plan of Operation, page 17

30.    Address how the company anticipates funding the costs of operating as a public company.

The Company expects to allocate $4,500 to cover the costs of operating as a reporting entity.  The registration statement has been amended to read:

We expect to incur approximately $4,500 in expenses related to being a public reporting company.  Although, our sole officer and director has no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.

31.    Discuss the reasons for going public at this time in the company's development.  For example, explain why Ms. Morin determined the increased cost of being a public company were outweighed by the advantages of being a public company.  Discuss what the she believes those advantages to be or whether the company's private investors had any influence on the decision to go public.

The registration statement has been amended to include the following disclosure:

Ms. Morin recognizes that the Company must continuously file reports with the SEC and any exchange they may be listed on, and understands the resultant increased costs of being a public reporting company.  It is believed by Ms. Morin that investors are more agreeable to invest in a company that intends to become a public company rather than to remain private with no foreseeable exit strategy for shareholders.  Thus, Ms. Morin raised capital in the private placement offering completed in November 2004 with the intention of PFI becoming a public reporting company.  The Company's private investors held no influence on the decision to become a public company.

In addition, Ms. Morin believes that a benefit of being a public company is the access to capital markets.  The Company believes that if additional funds are required to finance the Company's continuing operations, it may be able to obtain more capital by pursuing an offering of equity or debt securities.

32.    Much of the disclosure of your plan of operations appears to focus on the event planning aspect of your intended business.  Please revise to also describe in reasonable detail what activities you intend to conduct during the next twelve months in order to develop the retreat training services business.

The disclosure in this section is intended to address the Company's plan of operation for its aggregate business and not a particular business segment.  Developing relationships with venues and travel agents are directly related to establishing the Company's ability to offer both event planning and leadership training clients a variety of potential service providers to select from.

33.    We note your discussion of developing potential affiliate relationships with third party vendors and the fact that you have not identified any such vendors.  Disclose the efforts management has undertaken thus far in seeking out potential relationships.  Discuss the specific steps that management will undertake to identify businesses and develop relationships with them within the next twelve months.

The registrant has amended the registration statement to discuss the development of affiliate relationships.

We have started the development of potential affiliate relationships with third party vendors.  We have initiated three relationships, all of which are listed on our website, www.planningforce.net: The Black Horse Inn, The Total Life Planning Institute and Castle Creek Inn.

All affiliate relationships are non-binding and cancelable at any time either party.  We do not intend to realize pass through revenue as a result of any potential affiliate relationship.  We currently do not have any material contracts and or affiliations with any third parties.  There are not intended to be any obligation by any party to refer any level of business to the other.  We will continue to identify businesses and develop relationships over the course of our operations as opportunities present themselves.  We will consider entering to affiliate relationships with any company providing services complementary to ours.  In determining whether an affiliation with any party is feasible, the other party must agree to the terms specified above.  For example, we will not enter into relationships maintaining a referral quota or requiring a royalty fee.

34.    The table on page 18 presents how you intend to use $12,000 of the $23,000 raised in the November private placement.  Address how you intend to utilize the remaining $11,000 of the proceeds.

The table in question has been amended to note that of the remaining $11,000, $3,990 will be used for general working capital on an as needed basis, $4,500 will be allocated toward maintaining the Company's status as a reporting company with the SEC and $2,510 for expenses related to the offering being registered.  The registration statement has been amended to add the following disclosure:

We expect to incur approximately $4,500 in expenses related to being a public reporting company.  Although, our sole officer and director has no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.

We have budgeted $3,990 as general working capital for non-specific uses.  We believe that these funds will allows us to cover costs that are as yet unforeseen and to take advantage of opportunities that may arise in the course of our business.

Other Expenses of Issuance and Distribution, page 33

35.    You should also include in this section taxes, transfer agent's fees, printing and engraving expenses, as well as any legal or accounting fees.

Planning Force does not believe there are any taxes involved with the registration.  The table has been expanded to account for transfer agent's fees, printing and engraving expenses, as well as accounting and legal fees that are expected to be associated with the registration.

Financial Statements, page 20

Note 1-Nature of Business, page 27

36.    Refer to the second paragraph of Note 1.  These statements appear to be prospective regarding future operations.  Tell us how your independent accountants were able to audit such statements.  Also, while you are permitted to present a projection of financial forecast, your presentation must comply with the guidelines in Item 10 of Regulation S-B.  Please revise to delete the statements in the notes to the audited financial statements.

The financial statements have been amended to delete all prospective statements that were included in Note 1.

Note 2-Summary of Significant Accounting Policies, page 27-28

37.    Please revise to include a note clarifying the fiscal year end of the registrant.

The financial statements have been amended to disclose the Company's year end.

Note 3-Stockholder's Equity, page 29

38.    Please expand the note to include disclosure of the issuance of stock for cash subsequent to September 30, 2004.

Note 3 has been updated to include the following:

In November 2004, the Company issued 460,000 shares of common stock at $.05 per share for $23,000.  These shares were issued in accordance with their Private Placement Memorandum dated October 1, 2004.

Note 4-Going Concern, page 29

39.    Expand the second paragraph to disclose management's plan in greater detail, including how the plan has the capability of removing the threat to the continuation of the business.  Your plan should enable you to remain viable until at least September 30, 2005.

The second and third paragraphs of Note 4 have been amended to incorporate additional disclosures regarding Management's plans.

Exhibit 5.1, Legality Opinion

40.    Supplementally explain to us the limitations that you include on the bottom of page 1 of the legality opinion and why they do not inappropriately limit the scope of the opinion.

The language in question has been removed and replaced by the following to improve clarity:

To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement.  I know of no disputes involving the Company and the Company has no claim, actions or inquiries from any federal, state or other government agency, other than as set forth in the registration statement.  I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonable incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer.  This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (702) 265-5680.

Sincerely,

/s/ Wendy E. Miller, Esq.

Wendy E. Miller, Esq.

Attachments:

Form SB-2 amendment 1, marked